May 13, 2013

CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [ ] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K/A
Filed March 5, 2013
File No. 1-4881

Dear Mr. O'Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated April 30, 2013, to Ms. Kimberly Ross, Executive Vice President and Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

We noted your request to provide disclosures in future filings beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2013 (“Form 10-Q”), and we would like to inform you that we filed our Form 10-Q prior to receiving your letter dated April 30, 2013.

The Staff comments are repeated below in italics and followed by the Company's response.

Form 10-K for the year ended December 31, 2012

Comment 1

Management's Discussion and Analysis, page 22

1.
We note the disclosures that you have provided for the 2005 and 2009 Restructuring Programs, including the anticipated annualized savings, your statements on page F-43 that you have substantially realized the anticipated cost savings associated with the 2005 Restructuring Program and that you are on track to achieving your anticipated cost savings associated with your 2009 Restructuring Programs. However, it is unclear from the discussion and analysis of your operating results for all three fiscal years how your operations benefited from these restructuring efforts. In future filings, please provide investors with a clear understanding as to how your operating results benefited and

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

realized the anticipated cost savings from your 2005 Restructuring Program, 2009 Restructuring Program, and the additional plan from 2012. Once your operating results begin to benefit from your newest restructuring plan, the $400M Cost Savings Initiative, please ensure that your discussion and analysis of those future periods also clearly communicates to investors how your operations have benefited from the restructuring activities. Please refer to SAB Topic 5:P.4 for guidance.

Response 1

In 2010 and years prior, we disclosed in our annual filings on Form 10-K our estimated savings from our 2005 Restructuring Program and 2009 Restructuring Program. In our Annual Report on Form 10-K for the year ended December 31, 2010, we disclosed that we realized estimated savings of $430 million from these restructuring programs since the inception of our multi-year turnaround plan in 2005, and also realized estimated benefits of $500 million from other non-restructuring initiatives. The benefits realized from our restructuring initiatives funded our investment in, amongst other things, advertising, Representative Value Proposition, market intelligence, consumer research and product innovation, and as such, our restructuring savings have been offset by these investments.

In our annual filings on Form 10-K in 2012 and 2011, we did not disclose our savings realized as a result of our 2005 Restructuring Program and 2009 Restructuring Program as the programs were winding down, and instead disclosed that the savings achieved from these programs have been offset by investments in Representative Value Proposition and advertising. On page 23 of our Annual Report on Form 10-K for the year ended December 31, 2012 (“Form 10-K”), we disclosed that for our various restructuring initiatives, the approximately $40 million of operating profit benefits and approximately $35 million after tax of cash flow benefits would be realized annually beginning in 2013, and likely be a mitigating factor against inflationary cost pressures. As we noted in our Form 10-Q, in Note 9, Restructuring Initiatives, on pages 14 - 15, our 2005 Restructuring Program, 2009 Restructuring Program, and our various restructuring initiatives that were implemented in 2012 are substantially complete. As we previously disclosed our estimated savings and these initiatives are substantially complete, we did not feel it was necessary to update our disclosures.

In our Form 10-Q, we clarified that our $400M Cost Savings Initiative is an initiative comprised of restructuring actions as well as other cost-savings strategies that will not result in restructuring charges. As it related to savings under the restructuring actions of the $400M Cost Savings Initiative, we disclosed that our expected annualized savings of approximately $125 million before taxes associated with our $400M Cost Savings Initiative does not incorporate the impact of the decline in revenue associated with our restructuring actions (including market closures), which is not expected to be material. For market closures, the annualized savings represent the foregone selling, general and administrative expenses as a result of no longer operating in the respective markets. For actions that did not result in the

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

closure of a market, the annualized savings represent the net reduction of expenses that will no longer be incurred by Avon. The decline in revenue associated with our restructuring actions will impact our underlying gross profit.

In future filings, we expect to provide enhanced disclosures that focus on trends, so that we will be able to identify to investors how we are being impacted by actions associated with the $400M Cost Savings Initiative. For example, in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q, we disclosed the effects of our actions on our results within the Asia Pacific and North America operating results discussions. Specifically, on page 33, we disclosed that Asia Pacific “revenue was also impacted by approximately 1 point due to lower revenue as a result of our decision to exit the South Korea and Vietnam markets” and that one of the trends in operating margin was “a benefit of 1.3 points from lower administrative expenses, primarily due to benefits from restructuring savings and lower incentive compensation.” On page 32, we disclosed that North America operating margin was impacted by “a decline of 1.5 points due to the impact of revenue deleverage on our fixed expenses, which was partially offset by lower expenses resulting from our cost savings initiatives.” We will continue to remain cognizant of our business trends and will incorporate the impact of the initiative into our disclosures as appropriate.

Comment 2

Critical Accounting Estimates, page 24
Taxes, page 26

2.
We note that you have recognized $356 million of foreign tax credit carryforwards that expire between 2018 and 2022, which is your largest net deferred tax asset with an expiration date. In future filings, please provide investors with a more comprehensive discussion about the specific positive and negative factors you considered when determining that the foreign tax credit carryforwards deferred tax asset is realizable as of December 31, 2012. This disclosure should include your history of US domestic source income for the past five fiscal years, the amount of US net operating losses remaining to be utilized, and a discussion of your foreign source income including the material risks associated with being able to recognize the foreign source income. Please also disclose the amount of domestic source income and foreign source income that you need to generate to realize this deferred tax asset. Please provide us with the disclosures you intend to include in your next periodic report (i.e., your first quarter of fiscal year 2013 Form 10-Q). As part of your response, please provide us with a schedule that demonstrates the anticipated utilization of the US foreign tax credit carryforwards deferred tax asset as of December 31, 2012. For each year, the schedule should separately present each type of foreign source income net of apportioned expense (i.e., export sales, royalty income, Subpart F income, dividends, etc.) and the recharacterization of any domestic source income into foreign source income. For each

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

year, the schedule should also include the assumed tax rate, the amount of taxable income, the amount of US foreign tax credit carryforwards that will be realized, and the amount and dates the US foreign tax credit carryforwards expire.

Response 2

At December 31, 2012, we had excess foreign tax credits of approximately $356 million, of which [AVP 000001], [AVP 000002], [AVP 000003], [AVP 000004] and [AVP 000005] expire at the end of 2018, 2019, 2020, 2021 and 2022, respectively.

At December 31, 2012, we weighed the positive and negative evidence and concluded that the tax benefits associated with the foreign tax credits are “more likely than not” to be realized prior to their expiration. Our conclusion is based on (a) the long carryover period available for excess foreign tax credits (10 year carryforward and 1 year carryback), (b) forecasted future U.S. foreign source taxable income, which results primarily from royalties from foreign subsidiaries associated with intellectual property owned by the U.S. company and from dividends from future annual foreign earnings, as well as from cumulative prior year undistributed foreign earnings, (c) a history of significant U.S. foreign source taxable income, including significant annual royalties and dividends from foreign subsidiaries and (d) a history of using foreign tax credits. This positive evidence outweighs the negative evidence associated with the recent reduction in domestic profitability. Please refer to Exhibit A to this letter for a schedule presenting U.S. taxable income, excess foreign tax credits created by year, anticipated utilization of the U.S. foreign tax credit carryforwards by year, and years the credits can be carried forward prior to expiration.

At December 31, 2012, we had $3.1 billion of cumulative undistributed earnings of foreign subsidiaries. $2.5 billion of these undistributed earnings are a result of our determination during the fourth quarter of 2012 that the earnings are no longer indefinitely reinvested. The information provided in Exhibit A assumes that [AVP 000006] of these $3.1 billion of cumulative undistributed earnings will be repatriated to the U.S. and taxable as dividends. The repatriation of foreign earnings above this amount would result in additional credit utilization.

Also, various tax-planning strategies exist that could result in further utilization of the excess foreign tax credits before they expire. [AVP 000007] Such planning opportunities have not been included in Exhibit A but further support our determination as of December 31, 2012 that it is more likely than not that the foreign tax credits will be utilized before they expire.

The schedule in Exhibit A is based on information available at year end. Since December 31, 2012, we have and will continue to monitor forecasted changes in domestic profitability and any resulting impact on the realization of the excess foreign tax credits.

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

In our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we plan to include a disclosure similar to the following ($ amounts in millions):

“At December 31, 2012, we had recognized deferred tax assets of $356 relating to foreign tax credit carryforwards that will expire between 2018 and 2022. Our ability to utilize these foreign tax credits is dependent on future U.S. taxable income. We have concluded that the tax benefits associated with the foreign tax credits are “more likely than not” to be realized prior to expiration based on forecasted future U.S. taxable income, including domestic profitability, royalties received from foreign subsidiaries and repatriation of foreign earnings, and the potential impact of possible tax-planning strategies. At December 31, 2012, we had $3.1 billion of cumulative undistributed earnings of foreign subsidiaries. The repatriation of foreign earnings should result in the utilization of foreign tax credits in the year of repatriation; therefore, the utilization of foreign tax credits is dependent on the amount and timing of repatriations, as well as the jurisdictions involved. To the extent future U.S. taxable income is less favorable than currently projected, our ability to utilize these foreign tax credits may be negatively affected.”

In future annual filings on Form 10-K, we will provide a disclosure similar to the following but updated for the relevant 2013 information ($ amounts in millions):

“Income from continuing operations, before taxes for the years ended December 31 was as follows:

	2012	2011	2010
United States	$(436.5)	$(395.1)	$(228.7)
Foreign	655.1	1,137.7	1,174.1
Total	$218.6	$742.6	$945.4
The U.S. loss from continuing operations, before taxes, for the years ended December 31, 2012, 2011, and 2010, does not include dividend income from foreign subsidiaries.”

In addition to the enhanced disclosures above, we supplementally advise the Staff that the U.S. has taxable income, rather than a loss, for all years presented. Also, included within the U.S. loss from continuing operations, before taxes for the years ended December 31, 2012 and 2011 are significant goodwill and intangible assets impairment charges of which a substantial portion does not impact U.S. taxable income for those years.

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Comment 3

Results of Continuing Operations - Consolidated, page 29

3.
In comment 7 in our letter dated April 13, 2012, we requested that you please quantify period over period changes for labor and commodity costs, including oil, silver and cotton, as well as any other material raw materials or inputs. In your letter dated May 15, 2012, you agreed to provide investors with the additional analysis at the consolidated and segment levels. In your fiscal year 2012 Form 10-K, we note that you attributed the decline in your consolidated gross margin from 63.3% to 61.1%, a decline of 3.5%, in part to “higher supply chain costs, primarily caused by increased product costs which were partially due to inflationary pressures.” It is unclear how this disclosure addresses the concerns raised during our prior review, which you agreed to address in your May 15, 2012 letter. Considering the significance of cost of sales to your operating results, it is unclear why you are not providing investors with a more comprehensive understanding of the material components of this line item and the material factors impacting each of your material components, including quantifying the extent that each material factor has impacted cost of sales. The relationship between revenues and cost of sales should be expanded to also provide investors with an understanding of what the change in your product mix was and the corresponding impact to gross margin. Further, your gross margin disclosures should be expanded to quantify the extent to which the change in your material product lines impacted gross margins, to provide investors with an understanding of the factors that contributed to the changes in pricing, and to discuss the extent to which the changes in pricing impacted gross margin. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please also address this comment to your segment reporting discussion and analysis.

Response 3

In response to the Staff's comments in your letter dated April 13, 2012, beginning in 2012 we began to provide a more disaggregated analysis of our results, including the quantification of gross margin trends. The detail provided is based on the level of information available and consistent with what management utilizes to analyze the trends in the business. Each period we perform a detailed analysis in order to indentify and quantify drivers of gross margin.

In our Form 10-K, we did not highlight the impacts of labor and commodity costs on consolidated gross margin, or on our segment's gross margin, because these were not identified as significant drivers on our gross margin. In future filings, we will continue to remain cognizant of gross margin trends, including the impacts of labor and commodity costs, and the changes in product mix (and the correlation to our category sales), and will look to incorporate into our disclosures as appropriate.

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

We have historically discussed price and mix together when quantifying drivers in our business due to the continual shift of product offerings through our brochures that causes a comparability challenge when analyzing margin trends for different periods. This changing of products makes a comparison of gross drivers not meaningful and therefore we present the net impact of price and mix within our discussion of business results.

Comment 4

4.
We note that you recognized a $209 million impairment charge for the Silpada reporting unit's intangible assets during the fourth quarter of fiscal year 2012. The impairment charges impacted net loss for the fourth quarter of fiscal year 2012 by 129.7%, fiscal year 2012 operating income by 66.4%, fiscal year 2012 net loss by 547.1%, and total Avon shareholders' equity as of December 31, 2012 by 17.2%. While we note your statement that revenue in the North America Silpada business declined 19% during fiscal year 2012 as compared to a 7% decline for the nine-months ended September 30, 2012, it is unclear how you determined the following statement sufficiently explains to investors the specific facts and circumstances that led to the material impairment charges: “This was primarily the result of weaker than expected performance in the fourth quarter of 2012, largely due to lower Representative counts and activity rates, and as a result we lowered our revenue and earnings projections for Silpada. The decline in the fair values of the Silpada reporting unit, the trademark, and the customer relationships was driven by the reduction in the forecasted growth rates and cash flows used to estimate fair value.” In your first quarter of fiscal year 2013 Form 10-Q, please include additional disclosure to provide investors with sufficient information that clearly explains the material factors that led to the recognition of the impairment charges along with the future implications to your business and cash flows.

Please ensure the disclosures include the following:

•
Disclose if the business has been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.

•
Disclose the specific adverse business, competitive and economic factors that led to the significant decline in the reporting unit's fair value and an explanation as to why you determined that you would not be able to overcome those adverse factors. For the economic factors (i.e., lower Representative counts and activity rates), please identify the specific market(s) and/or geographic region(s) in which the volume declines and/or pricing declines occurred, the extent to which the decline was below your expectations from the fiscal year 2011 estimates, and the specific reasons for the decline in demand and/or pricing pressures. If competitive factors were a material factor, please ensure you clearly explain the extent and causes for the competitive pressures (i.e., market size has declined, market share has not grown as expected, market share has declined, etc.).

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

•
Disclose the assumptions materially impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2011 impairment test as compared to the revised value of the assumptions for the fiscal year 2012 impairment test.

•	Link the revisions to the assumptions used to estimate fair value with the reporting unit's actual operating results for fiscal year 2012.

•
Disclose the specific facts and circumstances that would lead to a further reduction in the assumptions used to estimate the fair value of the reporting unit and potentially result in an additional material impairment charge.

Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Section 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding material impairment charges. Please provide us with a draft of the disclosures you intend to include in your next Form 10-Q and subsequent filings.

Response 4

We will provide enhanced disclosures regarding the factors leading up to the impairment charge, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013 similar to the following ($ amounts in millions):

“Throughout the first nine months of 2012, Silpada continued to perform in line with our revenue and earnings forecast and there were no significant changes to our long-term outlook for the business, which were utilized in determining the estimated fair value in our 2011 impairment analysis. We believed that the implementation of recruiting incentive programs would benefit our Representative counts and Representative productivity. In the fourth quarter of 2012, it became apparent that we would not achieve our forecasted revenue and earnings for 2012, as the recruiting incentive programs did not drive the expected Representative counts and Representative productivity, and as a result, Silpada experienced weaker than expected performance in the fourth quarter of 2012. Accordingly, we lowered our revenue and earnings projections for Silpada. The decline in the fair values of the Silpada reporting unit, the trademark, and the customer relationships was driven by the reduction in the forecasted growth rates and cash flows used to estimate fair value.”

In addition, we will provide enhanced disclosures regarding the fair value assumptions, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013 similar to the following ($ amounts in millions):

“The impairment analyses performed for goodwill and intangible assets require several estimates in computing the estimated fair value of a reporting unit, an indefinite-lived intangible asset, and a finite-lived intangible asset. We use a discounted cash flow ("DCF") approach to estimate the fair value of a reporting unit, which we believe is the

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

most reliable indicator of fair value of a business, and is most consistent with the approach a marketplace participant would use. The estimation of fair value utilizing a DCF approach includes numerous uncertainties which require our significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors. Key assumptions used in measuring the fair values of Silpada and China included the discount rate (based on the weighted-average cost of capital) and revenue growth, as well as silver prices and Representative growth and activity rates for Silpada. The fair value of Silpada's indefinite-lived trademark was determined using a risk-adjusted DCF model under the relief-from-royalty method. The royalty rate used was based on a consideration of market rates. The fair value of the Silpada finite-lived customer relationships was determined using a DCF model under the multi-period excess earnings method. A significant decline in expected future cash flows and growth rates, which may result from lower Representative counts, Representative activity or an increased competitive landscape, or a change in the discount rate used to fair value expected future cash flows, or any potential outcome of the review of strategic alternatives for Silpada, may result in future impairment charges.”

In addition to the enhanced disclosures above, we supplementally advise the Staff:

•	The Silpada business predominantly operates in the United States and has historically generated positive cash flows;

•	The Silpada business is expected to continue to generate positive cash flows; however, not at a level sufficient to support the pre-impairment carrying value of the business; and

•
The impairment in 2012 was primarily driven by a reduction in our long-term outlook for the business, as discussed above. The changes in the discount rate and other underlying assumptions used to estimate the fair value of the Silpada business had a less significant impact on the impairment charge recognized in 2012.

Comment 5

5.
We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to pension and postretirement amortization and adjustments stemming from the actuarial losses for your US and non-US pension plans and foreign currency translation adjustments. In future filings, please provide a comprehensive discussion and analysis of the adjustments impacting total comprehensive income for each period presented. For pension and postretirement expenses recognized as other comprehensive income, please include a discussion and analysis of the changes in the material assumptions impacting the expense (e.g., discount rate and estimated long-term return on plan assets) to explain to investors how the changes led to the amount recognized.

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Response 5

In future annual filings on Form 10-K, we will provide a disclosure similar to the following but updated for the relevant 2013 information ($ amounts in millions):

“Other Comprehensive (Loss) Income

Other comprehensive (loss) income, net of taxes was ($21.7) in 2012 compared with ($249.0) in 2011, primarily due to the favorable impact of foreign currency translation adjustments. In 2012, foreign currency translation adjustments benefited by $176.5 as compared to 2011 primarily due to movements of the Polish zloty and the Mexican peso. Other comprehensive (loss) income, net of taxes also benefited from lower net actuarial losses of $45.0. In 2012, net actuarial losses in the U.S. and non-U.S. pension plans benefited primarily due to higher asset returns in 2012 as compared to 2011. Partially offsetting the benefit of higher asset returns was the negative impact of lower discount rates used for determining future pension obligations, but to a much lesser extent.

Other comprehensive (loss) income, net of taxes was ($249.0) in 2011 compared with $91.0 in 2010, primarily due to the unfavorable impact of foreign currency translation adjustments. In 2011, foreign currency translation adjustments were negatively impacted by $235.7 as compared to 2010 primarily due to movements of the Brazilian real and the Mexican peso. Other comprehensive (loss) income, net of taxes was also negatively impacted by higher net actuarial losses of $94.6. In 2011, net actuarial losses in the U.S. and non-U.S. pension plans were negatively impacted primarily due to lower asset returns in 2011 as compared to 2010. Net actuarial losses were also negatively impacted by lower discount rates used for determining future pension obligations, primarily in the U.S.”

Comment 6

Index to Consolidated Financial Statements and Schedule, page F-1

6.
We note your disclosures on pages 11 and 42 regarding contractual and/or legal restrictions that may limit your ability to obtain cash from your subsidiaries, including the currency restrictions enacted by the Venezuelan government that have limited your ability to repatriate dividends and royalties from the Venezuelan operations. Please tell us how you considered the requirements under Article 5-04 of Regulation S-X to provide condensed parent only financial statements. Please explain any restrictions on distributions of dividends and assets and how you considered these restrictions in your analysis.

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Response 6

We understand that the disclosures required by Rules 4-08(e)(3) and 12-04 of Regulation S-X would be triggered if the restricted net assets of our subsidiaries were to exceed 25% of our consolidated net assets as of the end of the most recently completed fiscal year. Rule 4-08(e)(3) of Regulation S-X states that “restricted net assets of subsidiaries shall mean that amount of the registrant's proportionate share of net assets (after intercompany elimination) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc).” ASR 302 - Codified in Financial Reporting Policy 213.02 indicates that the term restriction is intended to be “formal” restrictions. It continues to indicate that not all limitations on transferability of assets are considered to be restrictions as defined for purposes of Rule 4-08(e)(3) of Regulation S-X.

In conjunction with the filing of our Form 10-K, we evaluated whether the net assets associated with Avon Venezuela were restricted, as defined in Rule 4-08(e)(3) of Regulation S-X. We concluded they were not restricted. There are restrictions on Avon Venezuela's ability to remit dividends or to transfer cash to its parent that is denominated in U.S. dollars; however, there are not such restrictions on the ability to remit dividends or to transfer cash to the parent that is denominated in Bolívares.

We acknowledge that the inability to conduct such transactions in US dollars is an “economic restriction”. This is analogous to situations in which a company discloses they hold cash overseas because of the economic restrictions of repatriation (tax implications). These economic restrictions are not restrictions as contemplated by Rules 4-08(e)(3) of Regulation S-X. Accordingly, condensed parent only financial statements would not be required to be provided.

In light of the economic restrictions that are in place in Venezuela (i.e., the economic cost of remitting Bolívares at an exchange rate less favorable than the official exchange rate), we believe we provided the appropriate disclosures to allow a user of the financial statements to understand the implications on our overall liquidity and operations of the business.

We also considered whether any of our other subsidiaries had any such restrictions and noted no such restrictions requiring disclosure by Rules 4-08(e)(3) and 12-04 of Regulation S-X.

Comment 7

NOTE 7. Income Taxes, page F-21

7.	We note that you recognized a deferred income tax liability of $224.8 million for the US income taxes on the undistributed earnings of subsidiaries outside the US, which you note

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

is approximately $2.5 billion. Please tell us how you determined the amount of the liability. In this regard, 35% of $2.5 billion is $875 million. If you are netting the liability with the foreign taxes paid on the unremitted earnings, please tell us how you determined it is appropriate to net the deferred income tax liability with the deferred income tax asset, including the specific reference to the authoritative literature that supports your accounting.

Response 7

The deferred income tax liability of $224.8 million represents the residual U.S. tax cost on cumulative undistributed earnings of subsidiaries outside the U.S. assuming these earnings were repatriated to the U.S. on December 31, 2012. We determined the amount of liability by estimating the U.S. tax on the future repatriation of these undistributed earnings reduced by the foreign tax credits attributable to such earnings. This calculation results in a deferred income tax liability for the residual U.S. tax on the undistributed earnings in accordance with the guidance set forth in ASC 740-10-55-24.

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Mr. Terence O'Brien

May 13, 2013
CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
Tracey Smith, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP

EXHIBIT A [AVP 000008]

CONFIDENTIAL TREATMENT FOR EXHIBIT A REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83.